Exhibit 99.1

Teva Provides 2017 Financial Outlook

JERUSALEM--(BUSINESS WIRE)--January 6, 2017--Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) provides its current outlook for non-GAAP financial performance for the year ending December 31, 2017.

In an effort to enhance investor understanding of the Company’s business performance, and to provide more clarity and transparency regarding its projections for 2017, the following assumptions will apply to the 2017 non-GAAP financial outlook:

  Updated segmentation:

    Our generics segment will now include our OTC business;
    Our specialty segment will remain materially as is; and
    Other business activities (non-segment) which will include all distribution activities, including Anda, as well as the contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition.
  Copaxone® 40 mg/mL is not expected to face generic competition in the United States during 2017. The entry of two AB-rated generic competitors in the U.S. in February 2017 could reduce revenues by $1.0 billion to $1.2 billion, and could reduce non-GAAP EPS by $0.65 to $0.80;
  Compared to 2016, foreign exchange rate fluctuations are expected to have an adverse impact of $0.8 billion on revenues, while reducing operating income by $0.2 billion. This includes the impact of the use, from December 1, 2016, of a blended exchange rate of approximately 300 bolivars per U.S. dollar to report our results in Venezuela;

Outlook for 2017 Non-GAAP Results

2017 Outlook
Net revenues ($B)	23.8 – 24.5
Gross profit (%)	57% - 58%
R&D expenses ($B)	1.75 – 1.85
S&M expenses ($B)	3.4 – 3.55
G&A expenses ($B)	1.0 – 1.1
Operating income ($B)	7.4 – 7.8
Finance expenses ($B)	0.8 – 0.85
Tax (%)	17% - 18%
Number of shares (M)	1,076
EPS ($)	4.90 - 5.30
Cash flow from operations ($B)	5.7 – 6.1
Free cash flow ($B)	6.3 – 6.7

Erez Vigodman, Teva’s President and Chief Executive Officer, stated: “2016 was a transition year for Teva. The entire healthcare sector has faced significant headwinds, and we have not been immune."

Mr. Vigodman continued, “Looking ahead to 2017, we are focused on execution. We know what our key priorities are, and we are determined to deliver on them. We are focused on extracting synergies related to the Actavis Generics transaction, driving additional efficiencies throughout the organization, cash generation and paying down our debt, delivering on the promise of the specialty pipeline and executing key generic launches. We continue to make excellent progress on the integration of Actavis Generics and our promise of $1.4 billion in net deal-related synergies and tax savings by 2019. Our broad generic pipeline from the combined business provides a robust pool of new product opportunities in 2017. In specialty, we continue to bolster the pipeline through investments in our organic R&D program targeted to our key therapeutic areas. We will continue to build on our strong foundation as we move into 2017 and beyond.”

Below are 2017 outlooks for our generics and specialty segments.

Generics 2017 Outlook
Net revenues ($B)	13.9 – 14.3
Segment profit* ($B)	4.1 – 4.3
*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items.

We expect generic revenues in the United States to be approximately 43%-45% of the generics segment revenues in 2017, Europe to account for approximately 26%-28% and our ROW markets to be 28%-30%.

We expect the profitability of the generics segment in 2017 to be between 30% and 31%.

Specialty 2017 Outlook
	Specialty ex-MS	MS Specialty
Net revenues ($B)	4.0 – 4.2	3.8 – 3.9
Segment profit* ($B)	1.1 – 1.3	3.05 – 3.1
*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items.

Specialty 2017 Outlook – Key Products

U.S. $ in millions
Copaxone®	3,800 – 3,900
Bendeka™ & Treanda®	600 – 660
ProAir® family	440 – 540
Qvar® family	450 – 490
Azilect®	110 – 190

These estimates reflect management`s current expectations for Teva's performance in 2017. Actual results may vary, whether as a result of foreign exchange fluctuations, market conditions or other factors. Non-GAAP figures exclude, among other items, the amortization of purchased intangible assets, legal settlements and reserves, impairments, equity compensation expenses and related tax effects.

The preliminary expected range for forward-looking non-GAAP EPS contained in this press release is provided only on a non-GAAP basis, due to the inherent difficulty of calculating items that would be included in EPS on a GAAP basis. As a result, reconciliation of forward-looking non-GAAP EPS to GAAP EPS is not available without unreasonable effort, and Teva is unable to address the probable significance of information that is currently unavailable. It is expected that non-GAAP EPS, when reported, will reflect the exclusion of, among other things, amortization, impairments and financial expenses (and the corresponding tax effects thereof).

Conference Call

Teva will host a conference call and live webcast to discuss its 2017 financial outlook on Friday, January 06, 2017 at 8:00 am ET.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-966-1396; Canada 1-866-992-6802 or International +44(0) 2071 928000; passcode: 44010191. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until February 5, 2017, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 44010191.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2015 were $19.7 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to realize the anticipated benefits of the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), and the timing of realizing such benefits; our ability to fully and efficiently integrate Actavis Generics and to achieve the anticipated cost savings, synergies, business opportunities and growth prospects from the combination; the fact that we are now dependent to a much larger extent than previously on our generic pharmaceutical business; our ability to develop and launch new generic products from the Actavis Generics pipeline on the anticipated timelines; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we have incurred to finance the Actavis Generics acquisition; the fact that we will have significantly less cash on hand than prior to the consummation of the Actavis Generics acquisition, which could adversely affect our ability to grow; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, including, in particular, former Actavis Generics personnel who have transitioned to Teva or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; the possibility of additional adverse consequences arising from our recent FCPA-related settlement with the U.S. government, including limitations on our conduct of business in various countries, adverse judgments in shareholder lawsuits and fines, penalties or other sanctions imposed by government authorities in other countries; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the SEC). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

CONTACT:
Teva Pharmaceuticals Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
or
United States
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974